UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

SUNDAY Communications Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUNDAY COMMUNICATIONS LIMITED

INDEX TO EXHIBITS

Item

1. Announcement dated October 25, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY COMMUNICATIONS
LIMITED

Date: October 26, 2006	By:	/s/ Hui Hon Hing, Susanna

		Name:	Hui Hon Hing, Susanna
		Title:	Director and Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited (Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

ANNOUNCEMENT DELAY IN DESPATCH OF CIRCULAR RELATING TO

(1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

(2) VOLUNTARY WITHDRAWAL OF LISTING AND PROPOSED DISTRIBUTION

As the Company requires additional time to finalise information contained in the Circular, the Company announces that it has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules so that the despatch of the Circular containing further details of the Offer, the Sale, the Withdrawal Proposal and the Proposed Distribution as mentioned in an announcement of the Company dated 3 October 2006 will be postponed from 25 October 2006 to on or before 7 November 2006.

Reference is made to the announcement of the Company dated 3 October 2006 relating to the Offer, the Sale, the Withdrawal Proposal and the Proposed Distribution published on 4 October 2006 (the “Announcement”). Capitalised terms used herein shall have the same meaning as ascribed thereto in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular containing further details of the Offer, the Sale, the Withdrawal Proposal and the Proposed Distribution (the “Circular”) to its Shareholders within 21 days after the publication of the Announcement, which is on or before 25 October 2006. As the Company requires additional time to finalise information contained in the Circular, the Company announces that it has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules so that the despatch of the Circular in relation to the Offer, the Sale, the Withdrawal Proposal and the Proposed Distribution as detailed in the Announcement will be postponed from 25 October 2006 to on or before 7 November 2006.

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 25 October 2006
As at the date of this announcement, the Directors are as follows:

Executive Directors: Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man;
Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen